SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

Announcement | Lisbon | 1 December 2014

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the material fact disclosed by Oi, S.A., regarding the conclusion of an exclusivity agreement with Altice S.A. targeting the sale of PT Portugal assets, according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Conclusion of an Exclusivity Agreement with Altice S.A.

Targeting the Sale of PT Portugal Assets

Oi S.A. (“Oi,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM) Instruction No. 358/02, informs its shareholders and the market that, after receiving proposals for the purchase of assets of PT Portugal, SGPS, S.A. (“PT Portugal”) in early November, Oi has continued talks with the proponents (Altice S.A. (“Altice”), and Apax Partners LLP and Bain Capital LLP (“Apax/Bain”), which submitted a joint offer), with the objective of improving the initial offers.

On Friday November 28th, 2014, Oi’s management was authorized by its Board of Directors to evaluate the firm offers. Oi’s management was tasked with selecting according to its judgment the best offer and entering into an exclusivity agreement with its proponent. The selected offer will be further negotiated and a final offer will be submitted for corporate approvals of Oi and Portugal Telecom, SGPS, S.A., as required for the potential sale of PT Portugal.

For the above reason, Oi entered into an exclusivity agreement with Altice, starting this day and valid for 90 days. The objective of this agreement is to allow: (i) Oi and Altice to negotiate and agree on the final terms of the sale of PT Portugal, and (ii) Oi to obtain the necessary corporate approvals to finalize the sale of PT Portugal.

Altice’s proposal sets the enterprise value of the assets at 7.4 billion Euros, excluding cash and debt. It includes an earn-out of 500 million Euros related to PT Portugal’s generation of future revenues. The assets of PT Portugal that Altice proposes to acquire do not include PT Portugal’s investments in Africatel GmbH & Co. KG and Timor Telecom S.A., the indebtedness of PT Portugal and the investments in Rio Forte Investments S.A. (which are subject of an exchange with Portugal Telecom, SGPS S.A. that is subject to CVM approval).

If final agreements are entered into for the sale of PT Portugal, the closing will be subject to, among other conditions, the necessary approvals by the antitrust agencies, according to applicable law.

Oi will maintain its shareholders and the market informed of any material events related to this subject.

Rio de Janeiro, November 30, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer,

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication may contain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. These statements reflect current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in this communication will be realized. Undue reliance should not be placed on such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.